Exhibit No. 2
                                          April 28, 1997

The Board of Directors
Reliance Bancshares
3140 South 27th Street
Milwaukee, WI  53215
Attn: O. William Held

Gentlemen:

     As an owner of almost 5% of the outstanding Reliance shares, I am concerned about your complete inactivity in the area of share repurchase.

     You have been public for one full year, yet you have not done any share repurchase. Most thrifts have completed one, if not two 5% repurchases in their first year as a public company. While you have enhanced share value by paying a $3.00 per share special dividend, this one tiny step is not a panacea. You must do more and do it quickly.

     First, with a 50% capital ratio presently, you should be buying back all the stock you can, at current price levels - $7.25.

This is only 84% of your $8.62 per share book value. Numerous thrifts, whose shares I own, are currently buying back their stock at 100-110% of book. Although you are probably thinking of using this excessive 50% capital in other ways, I see no reason to wait any longer to repurchase your shares as well. I suspect you could get approval from the regulators to buy 10% now.

     You pay no regular quarterly dividend.  This makes no sense.
With your huge excess capital, you should be paying $.10 quarterly.

     When will you issue a press release containing your March financial results? When will your March 10Q be available?

     I ask for your comments and reply at your earliest convenience.

                                         Very truly yours,

                                          Jerome H. Davis
                                          (signature)
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